Exhibit 8.1

Subsidiaries of Castor Maritime Inc.

Name	Jurisdiction of Incorporation
Spetses Shipping Co.	Republic of the Marshall Islands
Bistro Maritime Co.	Republic of the Marshall Islands
Pikachu Shipping Co.	Republic of the Marshall Islands
Bagheera Shipping Co.	Republic of the Marshall Islands
Pocahontas Shipping Co.	Republic of the Marshall Islands
Jumaru Shipping Co.	Republic of the Marshall Islands